Protective Life Corporation
Post Office Box 2606
Birmingham, AL 35202
205-268-1000

Steven G. Walker

Senior Vice President, Controller

and Chief Accounting Officer

205-268-6775

Fax: 205-268-3541

Toll Free 800-866-3555

Email:  steve.walker@protective.com

June 11, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NW

Washington, DC 20549

RE:         Protective Life Corporation

Form 10-K for fiscal year ended December 31, 2008

File No. 001-11339

Dear Mr. Rosenberg:

This letter provides the response of Protective Life Corporation (“the Company”) to the comments from the staff of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the year ended December 31, 2008 (“2008 Annual Report”) contained in your letter dated May 7, 2009 addressed to Mr. Richard J. Bielen.  For your convenience, we have included your comments in bold type along with our responses thereto.

Form 10-K for fiscal year ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, page 52

Comment 1:

Please revise your disclosure to explain why you concluded that the reduction in market cap attributable to the illiquidity of credit markets and concern related to the investment portfolio’s unrealized loss positions was specifically limited to the Corporate and Other segment.

Response:

Note to SEC Staff:

As we stated on page 52 of Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”), we believe that the reduction in market cap is attributable, in part, to the illiquidity of credit markets and concern related to the investment portfolio’s unrealized loss position.  The illiquidity of the capital markets was a significant factor in the decline in fair value of the Company’s investment portfolio and the resulting unrealized loss position.  During 2008 the Company recorded other-than-temporary impairments on investments of $311.8 million.  Of this amount $262.1 or approximately 84% was recorded in the Corporate and Other segment.  We believe the other-than-temporary impairments recorded in the Corporate and Other segment caused concern among the investing public that investments with unrealized losses at December 31, 2008 might suffer other-than-temporary impairments in subsequent reporting periods.  In addition, please note that the Company’s market capitalization at December 31, 2008 was $1.0 billion, well in excess of the Company’s reported share-owners’ equity of $761 million.

In response to your comment we plan to include disclosure in future filings similar to the following:

“Our material goodwill balances are attributable to our business segments. As previously noted, our operating segments’ discounted cash flows support the goodwill balance as of December 31, 2008. In our view, the reduction in market cap is primarily attributable to illiquidity of credit markets and capital markets, concern related to our investment portfolio’s unrealized loss positions, impairments recognized during 2008, and an overall fear of the capital levels and potential economic impacts to financial services companies. We believe that these concerns arise primarily from the other-than-temporary impairments of investments recorded in the Corporate and Other segment during 2008.  We monitor the aggregate fair value of our reporting units as a comparison to our overall market capitalization. During 2008, we believe the factors that led to the decline in market cap primarily impacted us at a corporate level, and largely within the Corporate and Other segment, which does not carry a material balance of goodwill, as opposed to impacting the prescribed and inherent fair values of our other operating segments and reporting units. As a result, in our view, the decrease in our market cap does not invalidate our discounted cash flow results.”

Consolidated Investments

Fixed Maturity Investments, page 86

Comment 2:

Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee.

Response:

The amount of securities guaranteed by third parties is not a material percentage of our portfolio.  Therefore we concluded that disclosure concerning such guarantees would not influence investors’ assessment of our financial statements. However, given the concerns about the stability of monoline financial guarantee insurance companies and in response to the comment in your letter to the Company, we plan to include disclosure in the Management Discussion and Analysis Section of future annual filings similar to the following:

The Company does not have material exposure to financial guarantee insurance companies with respect to its investment portfolio.  At December 31, 2008, $124.6 million of the Company’s securities, were guaranteed by third parties out of a total of $20.1 billion fixed-maturity securities held by the Company (0.6% of total fixed-maturity securities).

Unrealized Gains and Losses — Available-for-Sale Securities, page 100

Comment 3:

Please revise your disclosure to comply with paragraph 17b of FSP FAS 115-1/FAS 124-1.  More specifically, please provide a more robust discussion of your rationale for concluding that unrealized losses are not other-than-temporary impairments, particularly given that approximately 40% of the unrealized loss has been in an unrealized loss position for more than 12 months.  Provide a separate analysis for your below investment-grade securities.  Further, please disaggregate the amounts attributable to widening of credit spreads, and the fluctuations in the treasury rates.

Response:

The Company will revise its MD&A in future filings to include disclosure similar to the following:

Consistent with its long-standing practice, Protective does not utilize a “bright line test” to determine other-than-temporary impairments. On a quarterly basis, Protective performs an analysis on every security with an unrealized loss to determine if an other-than-temporary impairment has occurred. This analysis includes reviewing several metrics including collateral, expected cash flows, ratings, and liquidity.

The majority of the unrealized loss as of December 31, 2008, for both investment grade and below investment grade securities, is attributable to a widening in credit spreads.  Credit spreads widened significantly during 2008 as a result of the credit crisis that affected every sector in the financial market place. As of December 31, 2008, the Barclays Investment Grade Index was priced at 492 bps versus a 10 year average of 155 bps. Similarly, the Barclays High Yield Index was priced at 1,662 bps versus a 10 year average of 600 bps.  The considerable amount of spread widening was more than enough to offset lower treasury yield levels and their associated positive effect on the security prices. As of December 31, 2008, the five, ten, and thirty-year U.S. Treasury obligations were trading at decade low levels of 1.55%, 2.21%, and 2.67%, respectively. In addition, as of December 31, 2008, 81.6% of the unrealized loss was associated with securities that were rated investment grade.

As of December 31, 2008 the Company held $1.0 billion of below investment grade securities in an unrealized loss position.  Total unrealized losses related to below investment grade securities were $585.2 million, of which $276.5 million had been in an unrealized loss position for more than twelve months. Below investment grade securities in an unrealized loss position were 3.9% of invested assets. The Company has the ability and intent to hold these securities to maturity.  After a review of each security and its expected cash flows the Company believes the decline in market value to be temporary.  Total unrealized losses for all securities in an unrealized loss position for more than twelve months were $1.3 billion.  A widening of credit spreads is estimated to account for unrealized losses of $2.1 billion with changes in treasury rates offsetting this loss by an estimated $783 million.

In addition, market disruptions in the residential mortgage-backed securities (“RMBS”) market negatively affected the market values of our non-agency RMBS securities. The majority of our RMBS holdings at December 31, 2008 were super senior or senior bonds in the capital structure with a weighted average life of 2.5 years.

Fair Value of Financial Instruments, page 114

Comment 4:

Based on your disclosure on page 186, it appears you utilize third party pricing services and independent broker quotations.  Please revise your disclosure here to include a discussion of the following:

a.               The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

b.               The extent to which you adjusted quotes or prices you obtained from brokers and pricing services;

c.               The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations; and

d.               Whether the broker quotes are binding or non-binding.

Response:

In future filings the Company will modify the disclosures related to third party pricing services and independent broker quotations included in the Notes to Consolidated Financial Statements in a manner similar to that shown below.  (Reference page 186 in the Company’s 2008 Annual Report.)

Fixed Maturity, Short-Term, and Equity Securities

The fair value of fixed maturity, short-term, and equity securities is determined by management after considering one of three primary sources of information: third party pricing services, non-binding independent broker quotations, or pricing matrices. Security pricing is applied using a “waterfall” approach whereby publicly available prices are first sought from third party pricing services, the remaining unpriced securities are submitted to independent brokers for non-binding prices, or lastly, securities are priced using a pricing matrix. Typical inputs used by these three pricing methods include, but are not limited to, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications. Third party pricing services price over 90% of the Company’s fixed maturity securities. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third party pricing services derive the majority of security prices from observable market inputs such as recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information outlined above. If there are no recent reported trades, the third party pricing services and brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Certain securities are priced via independent broker quotations, which are considered to have no significant unobservable inputs. When using non-binding independent broker quotations the Company generally obtains one quote per security, typically from the broker from which we purchased the security.  A pricing matrix is used to price securities for which the Company is unable to obtain or effectively rely on either a price from a third party pricing service or an independent broker quotation.

The pricing matrix used by the Company begins with current spread levels to determine the market price for the security. The credit spreads, assigned by brokers, incorporate the issuer’s credit rating, liquidity discounts, weighted-average of contracted cash flows, and risk premium, if warranted, due to the issuer’s industry and the security’s time to maturity. The Company uses credit ratings provided by nationally recognized rating agencies.

For securities that are priced via non-binding independent broker quotations, the Company assesses whether prices received from independent brokers represent a reasonable estimate of fair value through an analysis using internal and external cash flow models developed based on spreads and, when available, market indices. The Company uses a market-based cash flow analysis to validate the reasonableness of prices received from independent brokers.  These analytics, which are updated daily, incorporate various metrics (yield curves, credit spreads, prepayment rates, etc.) to determine the valuation of such holdings. As a result of this analysis, if the Company determines there is a more appropriate fair value based upon the analytics, the price received from the independent broker is adjusted accordingly.

In accordance with SFAS No. 157, the Company has analyzed the third party pricing services’ valuation methodologies and related inputs, and has also evaluated the various types of securities in its investment portfolio to determine an appropriate SFAS No. 157 fair value hierarchy level based upon trading activity and the observability of market inputs. Based on this evaluation and investment class analysis, each price was classified into Level 1, 2 or 3. Most prices provided by third party pricing services are classified into Level 2 because the significant inputs used in pricing the securities are market observable and the observable inputs are corroborated by the Company. Since the matrix pricing of certain debt securities includes significant non-observable inputs, they are classified as Level 3.

Comment 5:

If you transferred a material amount of assets into Level 3 during the period. Please provide a discussion of:

a.               The significant inputs that you no longer consider to be observable; and

b.               Any material gain or loss you recognized on those assets or liabilities during the period, and, to the extent you exclude that amount from the realized/unrealized gains (losses) line item in Level 3 reconciliation, the amount you excluded.

Response:

Transfers into Level 3 during 2008 were not material.  In the 12 months ending December 31, 2008, $147 million of bonds were transferred from Level 2 into Level 3.  This amount represents approximately 0.6% of total fixed maturity investments at January 1, 2008.  No other assets were transferred into Level 3 during the period.  Due to the immaterial amount of assets transferred we do not believe a discussion of the transfer in MD&A would influence investors’ assessment of our financial position or results of operations.

Comment 6:

Disclose the amount and reason for any material increase or decrease in Level 3 assets and liabilities resulting from your transfer of assets and liabilities from, or into, Level 1 or Level 2.

Response:

We will add a disclosure similar to the following in future filings:

During 2008, $2.40 billion of securities were transferred out of Level 3.  Of this amount, $2.38 billion were transferred to Level 2 and $0.02 billion were transferred to Level 1.

These transfers resulted from the following:

•                  In July 2008, we obtained additional documentation from third-party pricing services regarding the method used to price privately-held corporate bonds and commercial mortgage-backed securities.  Based on a review of this new information we determined that there were no significant unobservable inputs used in the valuation.  As a result, $1.46 billion of securities were transferred from Level 3 to Level 2.

•                  During 2008, as we continued to identify valuation techniques most representative of fair value, we determined that certain pricing methodologies originally believed to incorporate significant unobservable inputs had no such inputs.   Therefore, we transferred $0.63 billion of securities that were classified as Level 3 at June 30, 2008 to Level 2 during the third quarter of 2008.

•                  At January 1, 2008, we had $0.32 billion of internally priced securities on which we obtained values on from third-party pricing services or brokers during 2008.   Of this amount, $0.30 billion was transferred to Level 2 and $0.02 billion was transferred to Level 1.

Comment 7:

Please refer to page 186 and elaborate within MD&A on the formal process and utilization of external cash flow models based on spreads and market indices used to validate the prices received from independent brokers.  Disclose how often you calibrate the technique or models to market, back-test, or otherwise validate the techniques or models you use.

Response:

The following will be added to the section entitled “Fair Value of Financial Instruments” within MD&A in future filings (this paragraph is also included in our response to Comment 4):

For securities that are priced via non-binding independent broker quotations, the Company assesses whether prices received from independent brokers represent a reasonable estimate of fair value through an analysis using internal and external cash flow models developed based on spreads and, when available, market indices. The Company uses a market-based cash flow analysis to validate the reasonableness prices received from independent brokers.  These analytics, which are updated daily, incorporate various metrics (yield curves, credit spreads, prepayment rates, etc.) to determine the valuation of such holdings. As a result of this analysis, if the Company determines there is a more appropriate fair value based upon the analytics, the price received from the independent broker is adjusted accordingly.

Comment 8:

Disclose the nature and type of assets underlying any asset-backed securities classified as Level 3, for example, the types of loans (sub-prime, Alt-A, or home equity lines of credit) and the years of issuance as well as information about the credit ratings of the securities, including changes or potential changes to those ratings.

Response:

The following will be added to the section entitled “Fair Value of Financial Instruments” within MD&A in future filings:

Of the Company’s $1.99 billion of assets classified as Level 3 assets, $1.55 billion were asset-backed securities.   Of this amount, $687 million were student loan related asset-backed securities and $856 million were commercial mortgage-backed securitizations.  The years of issuance of the asset-backed securities are as follows:

Amount
Year of issuance	(in millions)

1997	$150
2002	281
2003	185
2004	112
2006	5
2007	802
$1,548

The asset-backed securities were rated as follows:  $1.31 billion were AAA rated, $83 million were AA rated, $58 million were A rated, $21 million were BBB rated, and $76 million were below investment grade.  We do not expect any downgrade in the ratings of the securities related to student loans since the underlying collateral of the student loan asset-backed securities is guaranteed by the U.S. Department of Education.

Comment 9:

You disclose that you changed certain assumptions used in your methodology for determining the fair value for retained beneficial interests in CMBS holdings.  Please disclose the quantitative effect of those changes.

Response:

In future filings the Company will modify the disclosure in a manner similar to the following:

As a result of the factors noted and in accordance with the clarifying guidance issued in SFAS No. 157-3, during 2008, we determined the fair value of these CMBS holdings using a combination of external broker valuations and an internally developed model. This model includes inputs based on assumed discount rates relative to our current mortgage loan lending rate and an expected cash flow analysis based on a review of the commercial mortgage loans underlying the notes. The model also contains our determined representative risk adjustment assumptions related to nonperformance and liquidity risks. The retained interest in the securitized mortgage loans may be subject to prepayment and interest rate risks. Changes in these assumptions during the third quarter of 2008 resulted in an increase of approximately $173.0 million to the fair value of the Company’s retained beneficial interests in CMBS holdings related to the Company’s sponsored commercial mortgage loan securitizations.  We believe that this valuation approach provides a more accurate calculation of the fair value of these securities under the fair value hierarchy guidance and the current inactive market conditions.

Comment 10:

On page 107, you disclose that you have approximately $679 million in Auction Rate Securities at December 31, 2008.  Please revise your disclosure to explain the internally developed model used to determine the fair value of such investments, and clarify why it was appropriate to utilize inputs derived from actively traded asset backed securities.  Further, disclose what Level the auction rate securities have been classified under SFAS 157.  Specify if you have recorded any unrealized loss or other-than-temporary loss on them in 2008.  If no other-than-temporary losses have been recorded please explain your basis for concluding that no losses were required to be recorded.

Response:

In future filings the Company will modify the discussion related to auction rate securities included in Management’s Discussion and Analysis on page 107 of the Company’s 2008 Annual Report in a manner similar to the following:

As of December 31, 2008, we reported approximately $678.5 million (fair value) of Auction Rate Securities (ARSs), which were all rated AAA. While the auction rate market has experienced liquidity constraints, we believe that based on our current liquidity position and our operating cash flows, any lack of liquidity in the ARS market will not have a material impact on our liquidity, financial condition, or cash flows.

All of the auction rate securities held by the Company at December 31, 2008 were student loan-backed auction rate securities, for which the underlying collateral is at least 97% guaranteed by the Federal Family Education Loan Program (“FFELP”)  As there is no current active market for these auction rate securities, the best available source for current valuation information is from actively-trade asset backed securities with comparable underlying assets (i.e. FFELP-backed student loans) and vintage.

The Company used a discounted cash flow model to determine the fair value of its student loan-backed auction rate securities.  The discounted cash flow model uses the discount margin and projected average life of a comparable actively-traded Federal Family Education Loan Program student loan-backed floating-rate asset-backed security.  This comparable security is selected based on its underlying assets (i.e. FFELP-backed student loans) and vintage.

The auction rate securities are classified as a Level 3 valuation under SFAS No. 157. An unrealized loss of $67.8 million was recorded at December 31, 2008 and we have not recorded any other-than-temporary impairment on them because the underlying collateral for each of the auction rate securities is at least 97% guaranteed by the FFELP and there are subordinate tranches within each of these auction rate security issuances that would support the senior tranches in the event of default.  In the event of a complete and total default by all underlying student loans, the principal shortfall, in excess of the 97% FFELP guarantee, would be absorbed by the subordinate tranches.  Protective’s non-performance exposure is to the FFELP guarantee, not the underlying student loans.  At this time, Protective has no reason to believe that the U. S. Department of Education would not honor the FFELP guarantee, if it were necessary. In addition, we have the ability and intent to hold these securities until their values recover or maturity. Therefore, the Company believes that no other-than-temporary impairment has been experienced.

Financial Statements

Note 8 — Reinsurance, page 162

Comment 11:

Your table of reinsurance recoverable indicates that 11% of your reinsurance recoverable is from Swiss Re and 9% is from Lincoln National, which is currently administered by Swiss Re.  Please revise MD&A to disclose the recent downgrade of Swiss Re in February 2009 and its expected effects on your financial position and results of operations.  Refer to Financial Reporting Codification Section 501.02.

Response:

You will note that the table included in our disclosure contains ratings from A.M. Best.  The downgrade by A.M. Best of Swiss Re from A+ (Superior) to A (Excellent) occurred on February 27, 2009, which was the same day the Company’s Form 10-K was filed.  We were unaware of this downgrade until after our Form 10-K was filed.  We did note the downgrades of Swiss Re by S&P and Moody’s prior to the filing of our Form 10-K, but we did not believe these downgrades would influence investors’ assessment of our financial statements or have a material impact on Swiss Re’s ability to fulfill their obligations under reinsurance arrangements with us.  After one-step downgrades Swiss Re had a financial strength rating from S&P of A+ (Strong) and a financial strength rating from Moody’s of A1 (Good).  In addition it should be noted that the Company has continued to receive timely payments from Swiss Re under existing reinsurance arrangements.

Note 13 — Employee Benefit Plans, page 174

Comment 12:

Please tell us why you believe an 8% expected long-term return on plan assets, as disclosed on page 176, is reasonable.

Response:

As disclosed in Note 13 to our consolidated financial statements, the defined benefit pension plan has a target asset allocation of 60% domestic equities, 38% fixed income, and 2% cash and cash equivalents. In developing the assumed long-term rate of return on plan assets for determining net periodic pension cost, the Company considered an annualized 25 year total return calculation with a combination of (1) the Russell 3000 and S&P 500 indices as a representation of equity investment returns and (2) the Lehman Aggregate Index as a measure our fixed income portfolio component. Both measures provided a long-term rate of return in excess of 8%.  The average of the Russell 3000 and S&P indices was 8.3% and the Lehman Aggregate Index was 8.4%.

*              *              *              *              *

In connection with our response, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this response satisfies your concerns.  If you have any questions concerning this response, please do not hesitate to contact me at (205) 268-6775 or Charles Evers, Vice President, Corporate Accounting, at (205) 268-3596.

Sincerely,

/s/ Steven G. Walker
Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer

cc:	Richard J. Bielen
Vice Chairman and Chief Financial Officer
Protective Life Corporation